Mail Stop 3561

July 16, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Bohn H. Crain, Chief Executive Officer
Radiant Logistics, Inc.
1227 120th Avenue NE
Bellevue, Washington 98005

> **Re:** **Radiant Logistics, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-50283**

Dear Mr. Crain:

We have reviewed your response letter dated May 29, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-8
Note 2 – Summary of Significant Accounting Policies, page F-9
j) Revenue Recognition and Purchased Transportation Costs, page F-11

1.   We note your response to our prior comment number five. Please note that
        method 2 of EITF 91-9 is not considered an acceptable method of revenue
        recognition as revenue is recognized in advance of performance and liabilities are
        recognized before they are incurred. Further, we do not agree that the company
        has substantially completed all work that is required in connection with the
        recognition of revenue at the time it tenders the freight to the underlying asset-
        based carrier given the fact that it is the primary obligor responsible for providing
        the service desired by the customer and are responsible for fulfillment, including
        the acceptability of the service(s) ordered or purchased by the customer and
        assumes credit risk in which case in the event of non-fulfillment of the
        transportation services, you would bear the risk of loss. In this regard, it does not
        appear your revenue and expense recognition methods are in accordance with
        GAAP. Please revise your revenue recognition footnote in future filings to
        specifically state that its current methodology is not in accordance with GAAP;
        however, if one of the acceptable methods under EITF 91-9 had been applied that
        the differences would not be material. Tell us which acceptable method you
        considered in your determination that the recognition of revenue and costs
        incurred would not be materially different from that of your current methodology.
        As part of your next response to us, please confirm your understanding that to the
        extent the differences become material in the future you will be required revise
        your methodology accordingly.

2.   In a related matter, it appears as though you are estimating costs and using the
        "accrue in advance" methodology for purchased transportation capacity costs.
        Please note that costs accrued prior to when they are incurred is not in accordance
        with GAAP. Please explain to us in greater your revenue generation process and
        the timing of when revenue, estimated transportation costs, costs of sales,
        purchased transportation costs and other related costs are recognized within your
        financial statements. We may have further comment upon receipt of your
        response.

Condensed Consolidated Balance Sheets, page 3

3.   We note from your response to prior comment 13 that to the extent amounts under
        the dispute with Mr. Friedman are resolved favorably to the company, the
        liabilities will be reduced with a corresponding reduction in goodwill. It is
        unclear how exactly such a reduction in goodwill will be recorded given that in

your December 31, 2008 10-Q, an impairment charge was taken, reducing the amount of goodwill to zero. Please tell us how you plan to account for the reduction in liabilities, if any, resulting from a favorable outcome of the dispute and the accounting literature which supports your accounting treatment. Further, as previously requested, revise your disclosure in future filings to disclose the nature of the accrual amount. Your revised disclosure should be similar in detail as provided in your response to us.

Forms 10-Q for the quarterly periods ended December 31, 2008 and March 31, 2009

Condensed Consolidated Statements of Operations, page 4

4.   Reference is made to line item "Goodwill impairment" of $11.4 million presented on the face of your statements of operations during the quarter ended December 31, 2008. Please note that goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations. In this regard, please revise your filing to include such losses as part of operating expenses rather than other income (expense). Further, in light of the significance of the goodwill impairment charge, we believe you should amend your filings. Refer to the guidance in paragraph 43 of SFAS No. 142.

Condensed Consolidated Statements of Cash Flows, page 6
Supplemental disclosure of non-cash investing and financing activities, page 7

5.   We note the recognition of a goodwill impairment recovery of $190,000 during the three months ended March 31, 2009. Please note that paragraph 20 of SFAS No. 141 states that "After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed." In this regard, we believe your treatment does not comply with the guidance prescribed above. Please advise or alternatively, you may revise your financial statements accordingly.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief